SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      N/A.

Ad Hoc Disclosure

The ad hoc disclosure filed by the registrant with the Frankfurt Stock Exchange on August 29, 2002, regarding the registrant’s results for the three months and six months ended June 30, 2002, is attached to this report as Appendix A.

Press Release

The press release dated August 29, 2002, by the registrant, regarding the registrant’s results for the three months and six months ended June 30, 2002, is attached to this report as Appendix B.

Quarterly Report

The registrant’s Second Quarterly Report 2002 filed with the Frankfurt Stock Exchange on August 30, 2002, with respect to the three months and six months ended June 30, 2002, is attached to this report as Appendix C.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

Date:    August 30, 2002

3

APPENDIX A

IFCO Systems N.V. announces Q2 2002 Results

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

General Comments:    The performance of the business divisions were broadly in line with management’s expectations but below last year’s corresponding periods. However, quarter on quarter performance is showing an improving trend that is reflected in the EBITDA performance and the positive margin development.

Revenues:    Total revenues, without granulates, of US$96.8m in Q2 2002 compared to revenues of US$ 94.9m in Q2 2001, an increase of 2.0%.

EBITDA:    The total EBITDA performance, without granulate sales, was 11.8% lower in Q2 2002 at US$11.1m compared to US$12.6m in Q2 2001. EBITDA, without granulate sales, for the first six months of 2002 of US$20.3m was marginally up compared to EBITDA of US$20.0m in the same period of the previous year. However, the quarter on quarter performance of total EBITDA, without granulate sales, shows an increase of 20.0%, from US$9.2m in Q1 2002 to US$11.1m in Q2 2002, reflecting the improving trend in profitability.

Margins:    The total EBITDA margin, without granulate sales, decreased by 13.0% to 11.5% in Q2 2002, resulting in a small increase in the first half 2002 to 10.7% compared to the first half 2001. The quarter on quarter performance increased from 10.0% in Q1 2002 to 11.5% in Q2 2002.

The Company reduced overhead costs significantly from US$1.4m in Q2 2001 to US$0.9m in Q2 2002, a decrease of 39.0% and a further 10% reduction from Q1 2002.

Total debt, including capital lease obligations and the 10 5/8% Senior Subordinated Notes, as at end June 2002 was US$323.5m compared to US$302.1m at the end of Q1 2002. Senior debt decreased by US$2.6m, but this was primarily offset by a US$22.8m currency effect on the 10 5/8% Senior Subordinated Notes.

Net income/loss:    The company reported a net loss of US$38.6m in Q2 2002 which amounts to a net loss of US$41.5 in first half 2002. For first half 2002 the loss of US$26.8m was primarily due to currency translation losses on the euro- denominated notes and, as such, represent a book loss. Excluding this currency translation loss, the operational net loss would have been US$7.4m for Q1 2002 and US$13.7m for first half 2002. The Company is still expensing the accrued interest on the 10 5/8% Senior Subordinated Notes which amounts to US$9.6m for first half 2002.

end of ad-hoc-announcement (c)DGAP 29.08.2002

WKN: 932117; ISIN: NL0000232940; Index:
Listed: Amtlicher Markt in Frankfurt (SMAX); Freiverkehr in Berlin, Bremen,
Düsseldorf, Hamburg, München, Stuttgart

291534 Aug 02

APPENDIX B

For immediate release
Date: 29 August 2002
Frankfurt:(IFE)

IFCO Systems N.V. announces Q2 2002 results
Financial Performance

[thsd US-$]	Q2/02	Q2/01	Variance	H1 2002	H1 2001	Variance
	Actual	Prior Year	%	Actual	Prior Year	%
Revenues
RPC	34,455	35,886	-4.0%	69,979	71,491	-2.1%
RPC Granulate Sales	0	484	-100.0%	2,687	5,033	-46.6%
RPC	34,455	36,370	-5.3%	72,666	76,524	-5.0%
Pallet Services	57,321	54,270	5.6%	110,410	108,327	1.9%
Pallet Pooling Services	5,033	4,784	5.2%	8,988	9,076	-1.0%
Total*	96,809	95,424	1.5%	192,064	193,927	-1.0%
Total Revenues w/o Granulate Sales	96,809	94,940	2.0%	189,377	188,894	0.3%

* These numbers do not include revenues of US$ 1.1m (Q2 2001) / US$2.2m (H1 2001) from Argentina and revenues of US$ 0.3m (Q2 2001) / US$ 1.6m (H1 2001) from ISL
EBITDA
RPC	6,658	7,708	-13.6%	13,314	11,952	11.4%
RPC Granulate Sales	0	484	-100.0%	2,687	5,033	-46.6%
RPC	6,658	8,192	-18.7%	16,001	16,985	-5.8%
Pallet Services	4,908	5,971	-17.8%	8,919	10,389	-14.1%
Pallet Pooling Services	448	372	20.5%	-23	428	-105.4%
Total	12,015	14,535	-17.3%	24,897	27,802	-10.4%
NV Overhead	-877	-1,430	-38.7%	-1,866	-2,728	-31.6%
Total EBITDA after NV OH	11,138	13,105	-15.0%	23,031	25,074	-8.1%
Total EBITDA w/o Granulate Sales	11,138	12,621	-11.8%	20,344	20,041	1.5%

General Comments:    The company experienced a difficult trading environment in Q2 2002, in which the economic environments in Europe and the US continued to weaken. Moreover, the food retail sector failed to recover from the slowdown in consumer confidence already experienced since the beginning of the year which had an impact on our RPC business. The company’s debt restructuring discussions that were ongoing during this quarter created a sense of financial uncertainty among our customer base, especially in Germany, which also affected our overall trading volumes.

The performance of the business divisions were broadly in line with management’s expectations but below last year’s corresponding periods.

However, the quarterly performance is showing an improving trend that is reflected in the EBITDA performance and the positive margin development.

Revenues:    Revenues from continuing operations in Q2 2002, without granulate sales, totaled US$96.8m compared to revenues of US$ 94.9m in Q2 2001, an increase of 2.0%.

RPC revenues, without granulate sales, declined by US$1.4m to US$34.5m compared to Q2 2001, which is 5.0% lower. RPC trips in Q2 2002 at 55.2m were lower compared with 61.0m trips in the same period in the previous year, a decrease of 9.5%, as a result of the weak trading environment mentioned in the General Comments above.

Pallet Services achieved revenues of US$57.3m in the second quarter 2002, an increase of 5.6% from the same period last year. Revenues in this division benefited, specifically, from the strong seasonal performance of the crating business, which provides customised crates for the lawn care and personal recreational vehicles industry.

Pallet Pooling Services (Canadian pallet rental pool) revenues grew by 5.2% to US$ 5.0m in Q2 2002 compared with US$4.8m in Q2 2001.

EBITDA:    The total EBITDA performance, without granulate sales, was 11.8% lower in Q2 2002 at US$ 11.1m compared to US$12.6m in Q2 2001. EBITDA, without granulate sales, for the first six months of 2002 of US$20.3m was marginally higher compared to EBITDA of US$20.0m in the same period of the previous year. However, the quarter on quarter performance of total EBITDA, without granulate sales, shows an increase of 20.0%, from US$9.2m in Q1 2002 to US$11.1m in Q2 2002, reflecting the improving trend in profitability.

The RPC division achieved EBITDA, excluding granulate sales, of US$6.7m compared to US$7.7m in Q2 2001. Despite an increasingly less favourable trading environment in the RPC business in Q2 2002, which resulted in a volume decrease of 3.0% compared with the prior quarter(Q1 2002), EBITDA remained at the same level at US$6.7m.

EBITDA for the Pallet Services division was US$4.9m in Q2 2002 compared with US$6.0m in Q2 2001 a decrease of 17.8%. This shortfall is due to the continued pricing pressures and investments in the back dock service programme, which led to increased labour costs. Once again, this division compares unfavourably with year on year comparisons due to the different economic environments that have persisted since first half 2001. EBITDA for this division has, however, shown a steady improvement over the last three quarters: US$3.7m in Q4 2001; US$4.0m in Q1 2002; and US$4.9m in Q2 2002.

Pallet Pooling Services in Canada experienced a good recovery in the second quarter following the problems experienced in the previous quarters with EBITDA of US$0.44m in Q2 2002 compared to US$0.37m in Q2 2001.

Margins:    The total EBITDA margin, without granulate sales, decreased by 13.0% to 11.5% in Q2 2002, and achieved a small increase in the first half 2002 to 10.7%, compared to first half 2001. The quarter on quarter performance increased from 10.0% in Q1 2002 to 11.5% in Q2 2002.

Margins in the RPC business, without granulate sales, declined from 21.5% in Q2 2001 to 19.3% in Q2 2002, but, once again, showed an improvement since Q1 2002 when the margin, excluding granulate sales stood at 18.7%. The margin in first half 2002 improved by 14.0% from 16.7% in first half 2001 to 19.0%.

Margins in the Pallet Services segment for Q2 2002 of 8.6% were below those of Q2 2001 of 11.0% due to the continuing economic pressures discussed previously. Here too the margin has improved since Q1 2002 at 7.6%.

The good progress the Company’s management has made in the Pallet Pooling division is also reflected in the EBITDA margin at 8.9% in Q2 2002 compared to 7.8% in Q2 2001.

Overhead:    Once again, the Company reduced overhead costs significantly from US$1.4m in Q2 2001 to US$0.9m in Q2 2002, a decrease of 39.0% and a further 10.0% reduction from Q1 2002.

Debt:    Total debt, including capital lease obligations and the 10 5/8% Senior Subordinated Notes, as at end June 2002 was US$323.5m compared to US$302.1m at the end of Q1 2002. Senior debt decreased by US$2.6m, but this was primarily offset by a US$22.8m currency effect on the 10 5/8% Senior Subordinated Notes.

Working capital:    The working capital position improved by US$22.8m in Q2 2002 versus Q1 2002, due, mainly, to seasonal swings leading to an increase in deposits in the RPC business, as well as currency translation effects on European payables.

Net income/loss:    The company reported a net loss of US$38.6m in Q2 2002 which amounts to a net loss of US$ 41.5 in first half 2002. For first half 2002 the loss of US$26.8m was primarily due to currency translation losses on the euro-denominated notes and, as such, represent a book loss. Excluding this currency translation loss, the operational net loss would have been US$7.4m for Q1 2002 and US$13.7m for first half 2002. The Company is still expensing the accrued interest on the 10 5/8% Senior Subordinated Notes which amounts to US$9.6m for first half 2002.

The Company intends to file its Q2 2002 report with the SEC and SMAX at the end of this week, after which it will be available on our WebPage www.ifco.de or from the Investor Relations department.

For further information please contact:

Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach—Germany

+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.

APPENDIX C

[IFCO Systems N.V. logo]

Second Quarterly Report
2002

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Months Ended June 30, 2002

GENERAL INFORMATION

IFCO Systems N.V., which was incorporated under the laws of the Netherlands on March 31, 1999, is the holding company for IFCO Systems GmbH and its subsidiaries (formerly known as IFCO Systems Europe GmbH and, previously, IFCO Europe Beteiligungs GmbH) (“IFCO Europe”), IFCO Systems North America, Inc. and its subsidiaries (“IFCO North America”). Unless otherwise indicated, all references in this report to we, us, our, and similar terms, as well as references to the “Company” and “IFCO Systems” refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies (as defined herein) to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time.

IFCO Systems was founded for the purpose of merging (the “Merger”) IFCO Europe, MTS Ökologistik GmbH (“MTS”), and IFCO International Network Beteiligungsgesellschaft mbH (formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH) (“IFCO International” and together with IFCO Europe and MTS, the “IFCO Companies”), and their subsidiaries with PalEx, Inc. and its subsidiaries (“PalEx”). The Merger was completed on March 8, 2000, concurrently with the Company’s initial public offering and related transactions. The Company’s acquisition of IFCO North America was accounted for as a purchase. Following the Merger, PalEx changed its name to IFCO North America, and MTS and IFCO International were subsequently merged into IFCO Europe.

With the completion of the Merger, the IFCO Companies’ returnable plastic container (“RPC”) systems were combined with IFCO North America’s pallet and industrial container operations. The Company currently has RPC operations in Europe and North America. RPCs are used to transport products through one whole distribution cycle and then are reused multiple times. The Company manages a global pool of approximately 70.0 million owned or leased RPCs, serving customers in 29 countries.

The Company also has pallet services operations in the United States and pallet pooling operations in Canada. The pallet services business offers a variety of pallet services, including repair and recycling. In Canada, the Company owns and manages a rental pool of approximately 1.4 million pallets, making it one of the largest pallet rental pool owners in North America.

The Company’s headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Munich, Germany, and its North American operations headquarters are in Houston, Texas. There are approximately 57 locations in Europe, 1 location in South Africa, and 87 locations in North America. In addition, we have investments in RPC operations in Japan, with 19 locations, and in Argentina, with 2 locations.

In October 2001, the Company sold substantially all of the assets of its new pallet manufacturing operations. In February 2002, the Company sold substantially all of the assets of its industrial container services operations. Net cash proceeds from each of the sales were applied to reduce the outstanding principal under the Company’s Amended Senior Credit Facility (as defined herein). See Note 3 to condensed consolidated financial statements.

The Company did not make the interest payment of €10.625 million, or approximately $10.4 million (based on exchange rates at August 12, 2002), due on March 15, 2002, with respect to Senior Subordinated Notes issued in March 2000 at the same time as the Merger. The Company properly notified the trustee with respect to the Senior Subordinated Notes and the lenders under its Amended Senior Credit Facility of the nonpayment of interest. IFCO Systems took this step in light of the commencement of discussions with the noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. The nonpayment resulted in an event of default under the indenture governing the Senior Subordinated Notes and also created a cross-default under the Company’s Amended Senior Credit Facility.

Noteholders holding in excess of 70% of the principal amount of the Senior Subordinated Notes subsequently organized as an ad hoc committee for the purpose of negotiating with the Company and engaged legal counsel and financial advisors. The ad hoc committee informed the Company, the trustee, and the Company’s lenders under the Amended Senior Credit Facility that, subject to continuing discussions, the ad hoc committee did not presently intend to take any action to accelerate the Company’s obligations under the Senior Subordinated Notes. On April 16, 2002, the Company publicly announced that, in consultation with the ad hoc committee, it would defer the interest payment as part of the ongoing restructuring discussions. The Company’s senior lenders under our Amended Senior Credit Facility expressed their support of the Company’s efforts towards a consensual restructuring.

After negotiations with the ad hoc committee of noteholders, we reached an agreement in principle on June 27, 2002 to restructure the Senior Subordinated Notes by means of exchanging the Senior Subordinated Notes for ordinary shares in a debt-for-equity swap. We cannot give any assurances that we will be successful in completing the proposed debt restructuring. See Note 4 to condensed consolidated financial statements.

In addition to the cross-default created under the Amended Senior Credit Facility as a result of the nonpayment of interest under the Senior Subordinated Notes, there are also certain defaults under the Company’s Amended Senior Credit Facility. In July 2002, the Company and its senior lenders entered into a further amendment of the Amended Senior Credit Facility, which included a forbearance period for listed defaults until August 31, 2002. See Note 4 to condensed consolidated financial statements.

The translation of any euro-denominated amounts, or amounts in other currencies, into U.S. dollars is based upon the applicable Federal Reserve Bank of New York noon buying rate as of the date indicated. For effected balance sheet items, the rate as of June 28, 2002 (€1.00 = $0.9856) has been used. For income statement items, a weighted average rate for the period indicated (€1.00 = $0.9186) for the three months ended June 30, 2002, €1.00 = $0.8736 for the three months ended June 30, 2001, €1.00 = $0.8978 for the six months ended June 30, 2002, and €1.00 = $0.8978 for the six months ended June 30, 2001) has been used. Otherwise, unless another date is specified, the rate as of August 12, 2002 (€1.00 = $.9778) has been used.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)
(Unaudited)

	December 31, 2001	June 30, 2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,928	$19,171
Receivables	111,878	96,119
Inventories	16,523	12,920
Other current assets	30,363	20,429

Total current assets	170,692	148,639
PROPERTY, PLANT AND EQUIPMENT, net	149,537	147,587
GOODWILL AND OTHER INTANGIBLE ASSETS, net	214,324	216,427
OTHER NON–CURRENT ASSETS	21,700	9,218

Total assets	$556,253	$521,871

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Current maturities of long–term debt	$123,020	$99,428
Senior subordinated notes	178,020	197,120
Current maturities of capital lease obligations	10,036	14,708
Accounts payable, accrued expenses and other current liabilities	155,283	167,193
Refundable deposits	69,834	67,182

Total current liabilities	536,193	545,631
LONG–TERM DEBT, net of current maturitie	1,202	1,158
CAPITAL LEASE OBLIGATIONS, net of current maturities	16,627	11,095
OTHER LIABILITIES	119	259
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Ordinary shares, €2 par value, 100,000,000 authorized shares, 43,931,189 issued and outstanding respectively	85,189	85,189
Additional paid–in capital	304,485	304,485
Accumulated deficit	(371,162)	(412,660)
Accumulated other comprehensive loss	(16,400)	(13,286)

Total stockholders’ equity (deficit)	2,112	(36,272)

Total liabilities and stockholders’ equity (deficit)	$556,253	$521,871

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share and Per Share Data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2002	2001	2002
REVENUES	$96,826	$96,809	$197,806	$192,064
COST OF SALES	80,246	83,346	162,355	164,692

Gross profit	16,580	13,463	35,451	27,372
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	15,704	12,757	32,549	25,332
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	1,472	10	3,449	27
OTHER OPERATING INCOME, NET	(905)	(821)	(941)	(1,197)

Income (loss) income from operations	649	1,517	394	3,210
INTEREST EXPENSE, NET	(7,829)	(8,535)	(15,923)	(17,142)
FACTORING CHARGES	(785)	(298)	(1,728)	(649)
FOREIGN CURRENCY GAINS (LOSSES)	10,513	(31,156)	29,988	(26,759)
OTHER INCOME (EXPENSE), NET	468	(112)	710	(167)
INCOME TAX PROVISION	(56)	(18)	(116)	(29)
INCOME FROM EQUITY ENTITIES	62	34	62	38

Net income (loss) from continuing operations	3,022	(38,568)	13,387	(41,498)
Loss (income) from discontinued operations	(36)	—	1,066	—

Net income (loss)	$2,986	$(38,568)	$14,453	$(41,498)

Net income (loss) from continuing operations per share—basic and diluted	$.07	$(.88)	$.30	$(.94)

Net income (loss) per share—basic and diluted	$.07	$(.88)	$.33	$(.94)

Weighted average shares used in computing net income (loss) per share—basic and diluted	43,932,920	43,932,920	43,932,920	43,932,920

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In Thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2002	2001	2002
Net income (loss)	$2,986	$(38,568)	$14,453	$(41,498)
Other comprehensive income (loss) :
Foreign currency translation adjustment	1,257	9,873	(21,669)	3,114

Comprehensive income (loss)	$4,243	$(28,695)	$(7,216)	$(38,384)

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
(Unaudited)

	Six Months Ended June 30,
	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$14,453	$(41,498)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities—
Depreciation and amortization	29,210	23,159
Foreign currency gains (losses)	(29,988)	26,759
Gain on sale of property, plant and equipment	(133)	(1)
Changes in operating assets and liabilities—
Receivables	(28,807)	(1,303)
Proceeds from factoring arrangement	19,848	19,404
Inventories	(2,818)	2,798
Other current assets	(1,069)	(17,337)
Accounts payable, accrued expenses and other current liabilities	(16,163)	(15,880)
Other non-current assets and liabilities	(650)	10,655

Net cash (used in) provided by operating activities	(16,379)	6,756

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of RPCs	(8,889)	(7,187)
Purchases of property, plant and equipment	(6,551)	(2,201)
Proceeds from the sale of discontinued operations	1,000	36,811
Proceeds from the sale of property, plant and equipment	1,149	2,374

Net cash provided by (used in) investing activities	(13,291)	29,797

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	64,838	600
Payments on long-term debt	(34,286)	(24,236)
Payments on capital lease obligations	(3,924)	(5,825)

Net cash provided by (used in) financing activities	26,628	(29,461)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(595)	151

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,437)	7,243
CASH AND CASH EQUIVALENTS—beginning of period	17,938	11,928

CASH AND CASH EQUIVALENTS—end of period	$14,501	$19,171

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for—
Interest	$19,840	$3,421

Income taxes	$354	$366

The accompanying notes are an integral part of these consolidated financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited)

1.    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. The Company’s assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the U.S. dollar and the euro since the euro is the primary functional currency of IFCO Systems N.V. and the Company’s European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

The accompanying unaudited condensed consolidated financial statements are prepared on a condensed basis. Accordingly, certain information and footnotes required by accounting principles generally accepted in the United States for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. These interim statements should be read in conjunction with the Consolidated Financial Statements of IFCO Systems N.V. and its subsidiaries as of December 31, 2001 and the related notes thereto as filed with the Frankfurt Stock Exchange on July 12, 2002 in the Company’s 2001 Annual Report.

For comparative purposes, the results of the industrial container services operations have been reflected in income from discontinued operations in the accompanying condensed consolidated statement of operations for the three and six months ended June 30, 2001. See Note 3. Certain other reclassifications have been made to the December 31, 2001 balance sheet to make its presentation consistent with the June 30, 2002 balance sheet.

Summary of Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets.” SFAS No.142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. The Company adopted SFAS No. 142 on January 1, 2002.

The Company has completed the first step of its SFAS No. 142 goodwill impairment test with the assistance of a valuation services firm. As a result of this first step analysis, the Company estimates that the reporting units related to its pallet services, pallet pooling and U.S. RPC operations may have an excess of carrying amount over fair value by a combined range of $55.0 million to $61.0 million. The Company will complete the second step of its initial SFAS No. 142 goodwill impairment test in the second half of 2002. Any impairment loss recognized as a result of the second step impairment test will be recorded as a cumulative effect of an accounting change as of January 1, 2002, the date of adoption. Additionally, application of the non-amortization provisions of SFAS No. 142 for goodwill resulted in a reduction of amortization expense of approximately $1.4 million and $3.4 million during the three and six months ended June 30, 2002, respectively, as compared to the three and six months ended June 30, 2001.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations.” SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. It applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operations of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, however, early adoption is encouraged. The Company is assessing the impact of SFAS No. 143 and has not yet determined whether or the extent to which it will affect the financial statements.

IFCO SYSTEMS N.V. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (“SFAS No. 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes Financial Accounting Standards Board Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “ Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Management has elected not to apply SFAS No. 144 with respect to the sale of the industrial container services operations or other disposals of long-lived assets prior to 2002. The Company adopted SFAS No. 144 in 2002, without significant effect on its financial statements.

2.    THE MERGER, INITIAL PUBLIC OFFERING, AND RELATED TRANSACTIONS

On March 8, 2000, IFCO Systems completed the merger of PalEx, which subsequently changed its name to IFCO Systems North America, Inc. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000.

In connection with the Merger, IFCO Systems also completed an initial public offering of 13.0 million ordinary shares, and subsequently issued an additional 1.95 million ordinary shares upon the underwriters’ exercise of their overallotment option (collectively, the “IPO”). The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option were $203.2 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 (“Senior Subordinated Notes”) in the principal amount of €200.0 million (or approximately $197.1 million based on exchange rates at June 28, 2002). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company’s new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to certain minority shareholders in IFCO Europe, and to fund IFCO Systems’ purchase of the remaining joint venture interest in IFCO-U.S., L.L.C. (“IFCO-U.S.”).

3.    DISCONTINUED OPERATIONS

Pallet Manufacturing Operations

Subsequent to the acquisition of PalEx, the Company commenced an assessment of the alignment of PalEx’s site infrastructure and operations with IFCO Systems’ logistics systems and services businesses. In performing this assessment, the Company determined its core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not systems and services business. The Company’s strategic goals include the growth and development of its systems and services businesses. The Company determined that its management efforts and available capital would be more profitably applied to its systems and services segment, and, accordingly, management committed to a plan to discontinue and divest substantially all of its new pallet manufacturing operations in 2000. The sale of substantially all of the Company’s new pallet manufacturing operations was completed in October 2001. The proceeds of the sale were $48.1 million, and consisted of $46.3 million in cash and a promissory note from the buyer in the amount of $1.8 million. This promissory note was repaid during the three months ended June 30, 2002. Substantially all of the proceeds from the sale of the new pallet manufacturing segment were used to reduce the principal amount due under the Amended Senior Credit Facility. See Note 4.

In June 2001 the Company sold the assets of one of its North American subsidiaries that consisted of three new pallet manufacturing locations. The proceeds of the sale were $5.7 million, and consisted of $1.0 million in cash, $4.5 million of secured buyer notes, and $0.2 million of other consideration. The Company collected approximately $2.8 million of the secured buyer notes during the three months ended June 30, 2002 and settled an additional $0.5 million through a purchase price adjustment. The remainder of the buyer notes, which were restructured during 2002, are due in installment payments extending through 2005. Substantially all of the proceeds from this sale was used to reduce the principal amount due under the Amended Senior Credit Facility. See Note 4.

The results of operations for the new pallet manufacturing operations for the three and six months ended June 30, 2001 have been recorded against the accrual for operating losses anticipated until the expected disposal date. The Company recorded an additional provision of approximately $2.0 million during the three months ended June 30, 2001 for additional interest expense and other miscellaneous costs, which were allocated to the new pallet manufacturing operations.

Industrial Container Services Operations

In September 2001, our board of directors approved management’s recommendation to sell the industrial container services operations, subject to negotiations with the Company’s senior lenders, negotiation of an acceptable agreement with the prospective buyer, and other conditions, including approval by the board of directors of the terms of the definitive agreement for the sale. In February 2002, the Company completed the sale of substantially all the assets of the industrial container services operations. The proceeds of the sale paid at the closing were $45.0 million, including $41.5 million in cash and promissory notes from the buyer totaling $3.5 million. After funding the cash portion of an escrow required as part of the sale, paying the settlement cost of $0.8 million for the settlement of certain Superfund litigation as required pursuant to the purchase agreement, and accounting for transaction costs of $1.9 million, we received net cash proceeds of $36.8 million. The net cash proceeds were applied to pay down the Company’s Amended Senior Credit Facility.

Two facilities of the industrial container services operation, the Zellwood, Florida facility and the Acme Barrel facility in Chicago, Illinois, continue to be owned by the Company, through separate subsidiaries, following the February 2002 closing of the asset sale. The Company has recorded the net operating result from these subsidiaries against the accrual for operating losses anticipated through the disposal date.

The Zellwood facility is a single parcel of real property that is subject to a Superfund litigation consent decree (see Note 7), and a subsidiary of the Company has been holding title to the assets of this facility pending completion of negotiations between the Buyer and the U.S. Environmental Protection Agency (“EPA”) and the Florida Department of Environmental Protection (“FDEP”) for prospective purchaser’s agreements to protect the buyer from responsibility for current environmental conditions at the Zellwood facility. The prospective purchaser’s agreement with the EPA has been finalized and a final agreement with FDEP is expected within 30 days. Until the agreement is completed with FDEP, the Zellwood facility will sell its products to the buyer, and the buyer will purchase the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Zellwood facility, while the Company’s subsidiary continues to retain title. Once the agreement with FDEP is fully executed, title to the Zellwood assets will be transferred to the buyer and half of the escrowed cash and the escrowed promissory notes will be distributed to the Company. In connection with the agreement, the Company will pay a fee to each of EPA and FDEP of approximately $111,000 and $11,000, respectively.

In order to settle claims by the City of Chicago relating to odor and air quality complaints, the Company agreed with the City of Chicago to relocate its Acme Barrel operations before May 31, 2003, to modify its business operations, and to make certain capital improvements to the facility pending its relocation. In accordance with the purchase agreement, as amended, the Acme Barrel facility will cease operations no later than May 31, 2003, and the buyer must take title to the Acme Barrel real property and the facility’s other assets before August 25, 2003 or sell the real property to a third party before that date. The buyer is contractually obligated in the purchase agreement to reimburse us for expenses we incur in connection with any environmental remediation required for the Acme Barrel property to be in compliance with applicable environmental laws. Pending the relocation of the Acme Barrel facility and the transfer of title to the Acme Barrel real property to the buyer or a third party, a subsidiary of the Company continues to operate the Acme Barrel facility and retains title to the Acme Barrel real property and the facility’s other assets. During this period, the Acme Barrel facility will sell its products to the buyer, and the buyer will purchase the products for prices intended to reimburse the Company for all costs and expenses related to the operation of the Acme Barrel facility.

The disposal of the industrial container services business will further allow the Company to focus on its core systems and services businesses; RPCs, pallet recycling services, and pallet pooling. The accompanying condensed consolidated statement of operations for the three months ended June 30, 2001 reflects net income from the industrial container services segment as income from discontinued operations. The results of operations for the industrial container services business for the three and six months ended June 30, 2002 have been recorded against the accrual for operating losses anticipated until the expected disposal date. The accompanying condensed consolidated balance sheets as of December 31, 2001 and June 30, 2002 reflect the reclassification of the net remaining assets and liabilities of the industrial container services operations into other current and other non-current assets.

4.    LONG-TERM DEBT

Senior Credit Facility

On the closing date of the IPO and the Merger, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000 as the Amended and Restated Credit Agreement (the “Senior Credit Facility”), to complete the syndication. IFCO North America is the borrower, and IFCO Systems and IFCO Systems’ other subsidiaries were guarantors. The Senior Credit Facility replaced the former credit facilities of IFCO Europe and PalEx’s senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the Senior Credit Facility.

In April 2001, effective December 31, 2000, the Senior Credit Facility was amended as the Second Amended and Restated Credit Agreement to substantially modify the terms of the Senior Credit Facility. Unless the context otherwise requires, “Amended Senior Credit Facility” refers to the Second Amended and Restated Credit Agreement as subsequently amended.

Terms of Senior Credit Facility from the closing date of the IPO and the Merger to December 31, 2000

The Senior Credit Facility, until amended effective as of December 31, 2000, provided for borrowings of up to $235.0 million and consisted of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.8 million (the “Term Loan”) and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.3 million (the “Revolver”). The Term Loan could be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The Term Loan could only be used to finance permitted acquisitions. Permitted acquisitions included any acquisition in which the total consideration paid did not exceed $25.0 million. Pursuant to the Senior Credit Facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the Senior Credit Facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO Systems or its subsidiaries could pay in connection with additional permitted acquisitions during any consecutive 12-month period could not exceed $50.0 million. Availability under the Revolver was subject to a borrowing base.

Terms of Amended Senior Credit Facility, effective as of December 31, 2000

The Amended Senior Credit Facility provided for borrowings of up to $178.0 million and consisted of (1) a term loan facility in an aggregate principal amount of $78.0 million (the “Amended Term Loan”) and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $100.0 million that IFCO Systems may draw on until February 4, 2003 (the “Amended Revolver”). There were no additional borrowings available on the Amended Term Loan, nor were there any further permitted acquisitions. The principal balance of the Amended Term Loan must be reduced by the proceeds of certain asset sales, as defined, including the proceeds from the sale of the new pallet manufacturing operations and the industrial container services operations. The Amended Term Loan was payable in monthly principal installments of $0.7 million beginning in September 2001, with the balance due in February 2003 (the new maturity date of the Amended Revolver). The aggregate Amended Term Loan amount was permanently reduced by any required principal reduction. Availability under the Amended Revolver was subject to a borrowing base calculated on the same terms as the Senior Credit Facility.

The Amended Senior Credit Facility permitted cumulative capital expenditures in the amount of $26.5 million through June 30, 2001, $37.8 million through September 30, 2001, $47.0 million through December 31, 2001, and $50.0 million for each four-quarter period ending thereafter.

Terms of Amendment No. 1 and Consent to Amended Senior Credit Facility, Effective as of June 12, 2001.    In June 2001, the Company entered into an amendment of terms of and consent with respect to the Amended Senior Credit Facility. The amendment included an amendment of the definition of consolidated earnings before interest, taxes, depreciation, and amortization (“EBITDA”), restrictions on payments in respect of the Senior Subordinated Notes and other long-term debt when a default or event of default occurs and is continuing, and additional restrictions on IFCO Systems’ and IFCO North America’s ability to make optional payments in respect of other long-term debt.

Pursuant to Amendment No. 1, the administrative agent and lenders also consented to the asset sale of certain of IFCO Systems’ pallet manufacturing operations and the assignment by IFCO Systems of promissory notes received by it as consideration for the sale to the administrative agent for the benefit of the lenders.

Terms of Amendment No. 2 and Waiver to Amended Senior Credit Facility, Effective as of August 31, 2001.    In August 2001, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment changed the definition of EBITDA by excluding any non-cash income and losses from exchange gains or losses, and modifies the requirements for the consolidated senior leverage ratio (the ratio of all debt other than the Senior Subordinated Notes and certain other long-term debt to EBITDA). The amendment also waived the Company’s delays in compliance with reporting requirements for the year ended December 31, 2000, because of the delay in preparing the Company’s audited financial statements for 2000.

Terms of Amendment No. 3 and Waiver to Amended Senior Credit Facility, Effective as of September 30, 2001.    In October 2001, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment adds certain assets to the borrowing base calculation and increases the advance rate on eligible RPCs from 20% to 25%. The amendment required the Company to provide borrowing base reports within 15 business days after the end of each calendar month. The amendment established that, in the event the amounts outstanding under the Amended Revolver exceed the lesser of the borrowing base or the total revolving credit commitments, the administrative agent will first give notice to the Company before any repayment obligations are effective. The amendment provided for four monthly installment payments of $0.7 million on the principal amount of the Amended Term Loan beginning September 30, 2001, and for quarterly installment payments of $2.0 million on the principal amount of the Amended Term Loan beginning March 31, 2002. The remaining principal balance on the Amended Term Loan will be due no later than December 31, 2002. Cash collections on any notes receivable due to the Company that were issued by the buyers in conjunction with the sale of the new pallet manufacturing operations will be applied to the installments of the Amended Term Loan in order of their respective due dates and may not be reborrowed. The cash proceeds from any asset sale, as defined and occurring after the closing of the sale of the pallet manufacturing operation, will be applied to the installments of the Amended Term Loan in inverse order of their respective due dates and may not be reborrowed. The consolidated total leverage, senior leverage and interest coverage ratios and minimum consolidated net worth covenant were amended to reflect the revised size of the Company’s businesses following the sale of the pallet manufacturing operations and the contemplated sale of the industrial container services business. The amendment waived certain mandatory prepayment and commitment reductions in connection with borrowing base limitations and waived compliance with the total leverage and senior leverage ratios for the quarter ended September 30, 2001.

The amendment provided consent to the sale of the Company’s pallet manufacturing operations and the sale of the Company’s industrial container services operations. In connection with such consent, the amendment provided for the application of the sales proceeds of the new pallet manufacturing operations of approximately $18.4 million to the Amended Revolver and approximately $26.9 million to the Amended Term Loan. The amendment provided for the application of the sales proceeds of the industrial container services operations of approximately $14.4 million to the Amended Revolver and approximately $42.6 million to the Amended Term Loan. The application of the sales proceeds was amended under Amendment No. 4 as a result of the renegotiation of the industrial container services purchase price.

Terms of Amendment No. 4 and Waiver to Amended Senior Credit Facility, Effective as of December 31, 2001.    In February 2002, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment changed the definition of Consolidated EBITDA by including, for 2001 only, other extraordinary and non-recurring cash and non-cash expenses or losses in an aggregate amount not to exceed $7.35 million. The amendment also changed the Company’s monthly financial reporting requirements through June 30, 2002, to unaudited unconsolidated monthly internal financial statements and management reports. The consolidated total leverage, senior leverage and interest coverage ratios and minimum consolidated net worth covenant were amended to reflect the revised size of the Company’s businesses following the sale of the industrial container services operations. The amendment waived compliance with the total leverage, senior leverage, and interest coverage ratios and minimum net worth covenants for the quarter ended December 31, 2001 and the minimum net worth covenant for the quarter ended September 30, 2001. These waivers were necessary because of the delay in completing the sale of the industrial container services business, which at the time of the previous amendment was expected to be completed on or before the end of 2001.

The amendment provided consent to the sale of the Company’s industrial container services operations. In connection with such consent, the amendment provided for the application of the sales proceeds of the industrial container services operations of approximately $20.3 million to the Amended Revolver and approximately $16.5 million to the Amended Term Loan.

Forbearance Agreement.    On April 15, 2002, the Company and the lenders for the Amended Senior Credit Facility entered into a Forbearance Agreement pursuant to which the Company acknowledged certain defaults or events of default under the Amended Senior Credit Facility and the lenders agreed not to take action on such matters for a temporary forbearance period. The Company acknowledged that it had (1) received an over advance under the Amended Revolver of approximately $2.5 million and (2) failed to pay accrued interest under the Senior Subordinated Notes of approximately $9.4 million due on March 15, 2002. See “—Senior Subordinated Notes.” The lenders generally agreed to a forbearance period ending on June 15, 2002 with respect to these defaults or events of default. The forbearance period could be shortened upon the occurrence of certain events, including the Company’s failure to comply with the Forbearance Agreement, the existence of any other default or event of default under the Amended Senior Credit Facility, the existence of any other default or event of default with respect to the Senior Subordinated Notes, or the notice of possible exercise by holders of Senior Subordinated Notes of any rights and remedies available under indenture governing the Senior Subordinated Notes.

Waiver to Amended Senior Credit Facility, Effective as of April 30, 2002.    In February 2002, the Company entered into a waiver with respect to the Amended Senior Credit Facility effective as of April 30, 2002. The waiver provided a temporary waiver of the Company’s compliance with certain reporting requirements for the year ended December 31, 2002, including the delivery of audited financial statements. The temporary waiver expired on June 30, 2002.

Terms of Amendment No. 5 and Forbearance, Effective as of July 25, 2002.    In July 2002, the Company entered into an amendment of terms and forbearance with respect to the Amended Senior Credit Facility. The amendment changed the definition of the borrowing base by providing that the calculation of eligible accounts receivable, inventory, and eligible RPCs shall be made in accordance with GAAP and giving the administrative agent the ability to adjust the borrowing base to reflect its reasonable judgment regarding the liquidation value of those assets. The amendment also modified the definition of eligible accounts receivable by excluding intercompany accounts receivable.

The Company acknowledged certain defaults or events of default under the Amended Senior Credit Facility and the lenders generally agreed not to take action on these defaults or events of default for a temporary forbearance period, which ends on August 31, 2002 unless extended. The company acknowledged that it had (1) received an over advance under the Amended Revolver of approximately (a) $3.0 million due to a borrowing base deficiency related to the exclusion of intercompany accounts receivable and (b) $11.96 million due to a borrowing base deficiency for reasons other than the exclusion of intercompany accounts receivable, (2) failed to pay accrued interest under the Senior Subordinated Notes of approximately $9.4 million due on March 15, 2002 (see “—Senior Subordinated Notes”), (3) failed to furnish the administrative agent with audited financial statements for 2001, unaudited financial statements for the first quarter of 2002 and monthly financial statements for certain months ending on or before May 31, 2002 and (4) failed to comply with all of the financial covenants other than those related to capital expenditures. The forbearance period could be shortened upon the occurrence of certain events, including the Company’s failure to comply with the forbearance, the existence of any other default or event of default under the Amended Senior Credit Facility, the existence of any other default or event of default with respect to the Senior Subordinated Notes, or the notice of possible exercise by holders of Senior Subordinated Notes of any rights and remedies available under the indenture governing the Senior Subordinated Notes.

The amendment required the Company to deliver the financial statements for 2001 and the first quarter of 2002 to the administrative agent no later than July 26, 2002. In addition, the Company agreed, at the expense of the Company, to allow the administrative agent to conduct a due diligence review with the assistance of third parties hired by the administrative agent. On August 6, 2002 the Company delivered a $200,000 security deposit to the administrative agent to secure the fees and expenses related to the review. The amendment also obligates the Company to deliver an additional $100,000 to the security deposit within thirty days of the effectiveness of the amendment. The amendment provides that the lenders shall not be obligated to make any additional loans or issue new letters of credit or extend existing letters of credit.

Status of Amended Senior Credit Facility at June 30, 2002 and Currently

The Amended Term Loan and Amended Revolver bear interest at an annual rate of 350 basis points over LIBOR or the prime rate. The Company currently has no eurocurrency loans. All letters of credit currently bear interest at an annual fee of 450 basis points over LIBOR or the prime rate. As of June 30, 2002, the outstanding debt under the Amended Term Loan and Amended Revolver had a weighted average interest rate of 6.85% per annum. Effective July 1, 2002, the interest rate on the outstanding debt under the Amended Term Loan and Amended Revolver was adjusted to 8.25% per annum.

There was $95.2 million outstanding under the Amended Senior Credit Facility as of June 30, 2002, including $27.4 million under the Amended Term Loan and $67.8 million under the Amended Revolver. Amendment No. 4 in February 2002 reduced the amount of the revolving credit commitment to $85.0 million upon the closing of the sale of the Company’s industrial container services operations. As a result of the further amendment of the Amended Senior Credit Facility in July 2002, the lenders no longer have any obligation to make any additional loans to the Company.

Subject to the subsequent amendments discussed above, the Amended Senior Credit Facility provided multi-currency and dollar swingline facilities in the amounts of $50.0 million and $10.0 million, respectively, essentially on the same terms as the Senior Credit Facility. As a result of the further amendment of the Amended Senior Credit Facility in July 2002, the lenders are no longer obligated to issue new letters of credit or extend existing letters of credit pursuant to the Amended Senior Credit Facility. There were commitments for outstanding letters of credit in the amount of $16.4 million as of June 30, 2002.

IFCO Systems and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries guarantee IFCO North America’s obligations under the Amended Senior Credit Facility, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America’s obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties’ substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

The Company’s borrowings under the Amended Revolver may not exceed the borrowing base. The borrowing base is calculated based upon 85% of the Company’s eligible accounts receivable, 60% of the Company’s eligible inventory, and 25% of the Company’s eligible RPCs. Eligible accounts receivable excludes, among other things, accounts receivable in certain European countries in which a security interest in such receivables cannot be perfected, accounts receivable over 90 days old, accounts receivable of companies in bankruptcy proceedings and intercompany accounts receivable. Eligible inventory includes pallets that the Company owns for lease to third parties. Eligible RPCs include only those RPCs owned by IFCO-U.S. or the Company’s Canadian subsidiary. The Company is required to deliver a borrowing base certificate to the administrative agent within 15 business days after the end of each month.

The Amended Senior Credit Facility also contains a number of covenants that, among other things, limit IFCO Systems’ and its subsidiaries’ ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, IFCO Systems and its subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test and an interest coverage ratio and leverage ratios based on EBITDA.

The Amended Senior Credit Facility contains customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

The Company’s failure to make a €10.625 million, or approximately $10.4 million (based on exchange rates at August 12, 2002), interest payment due and payable on March 15, 2002, or within the thirty days thereafter, on the Company’s Senior Subordinated Notes has resulted in an event of default under the indenture governing the Senior Subordinated Notes. The nonpayment has also created a cross-default under the Amended Senior Credit Facility. After negotiations with an ad hoc committee of noteholders representing the holders of over 70% of the outstanding principal amount of the Senior Subordinated Notes, an agreement was reached in principle on June 27, 2002 to restructure the Senior Subordinated Notes by means of exchanging the Senior Subordinated Notes for ordinary shares in a debt for equity swap. At any time as a result of the expiration of the forbearance period discussed above or if the Company is unable to complete a restructuring agreement with the ad hoc committee, which is acceptable to the Company’s senior lenders, at all or in a timely manner, the Company’s senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility.

In addition to the cross-default based upon the status of the Senior Subordinated Notes discussed above, there are also certain covenant defaults under the Amended Senior Credit Facility. If no cure period was available, a default would constitute an event of default. For most covenant defaults, there is a cure period of 30 days after notice to the Company from the administrative agent or any lender, and the default only constitutes an event of default if it remains unremedied after the cure period expires. We have not received notice of any of these covenant defaults.

These additional covenant defaults include (1) exceeding the permitted borrowing base as of May 31, 2002 and June 30, 2002, (2) failure to comply with the minimum net worth covenant as of December 31, 2001, March 31, 2002, and June 30, 2002, (3) failure to comply with the total leverage, senior leverage, and interest coverage ratios, which are based on consolidated EBITDA as of December 31, 2001, March 31, 2002, and June 30, 2002, and (4) failure to comply with certain financial reporting requirements for 2001 and certain periods in 2002.

The Company’s borrowings under the Amended Revolver as of May 31, 2002 and as of June 30, 2002 exceeded the permitted borrowing base under the Amended Senior Credit Facility as of those dates. The excess is primarily due to the effect on the borrowing base calculation of (1) $70.1 million impairment charge taken in 2001 with respect to the Company’s RPC pools and certain equipment in the pallet pooling operations and (2) a change in the interpretations by the lenders of eligible accounts and the exclusion of certain intercompany and other accounts receivable.

As the result of net loss for 2001, which includes the impairment charge taken in 2001 with respect to the Company’s RPC pools and certain equipment in the pallet pooling operations and the loss on sale of the industrial container services operations, the Company is in default of the minimum net worth covenant as of December 31, 2001, March 31, 2002, and June 30, 2002.

As of December 31, 2001, March 31, 2002, and June 30, 2002, the Company failed to comply with the total leverage, senior leverage, and interest coverage ratios. These are based on consolidated EBITDA. For the 12-month periods ended on each of these dates, there were non-recurring items in excess of $7.5 million, but there is a limitation under the terms of the Amended Senior Credit Facility from adding back to consolidated EBITDA any greater amount.

Defaults also exist with respect to compliance with financial reporting covenants. The waiver granted by the lenders effective April 30, 2002, with respect to the Company’s 2001 audited financial statements, along with related financial information and certain certifications by management, expired on June 30, 2002 because the required information was not delivered by that date. The 2001 audited financial statements were subsequently delivered to the administrative agent along with the required financial information for 2001 and certifications. However, the audit report for the 2001 audited financial statements included a going concern statement as published in the Company’s 2001 Annual Report, which also consitutes a covenant default. In addition, the Company did not timely deliver unaudited financial statements, and related financial information and certificates, for the quarter ended March 31, 2002, which were due by May 30, 2002, as well as the required related financial information and certificates, to the lenders. The Company subsequently delivered the first quarter statements and the related financial information and certificates to the administrative agent following the filing of the First Quarterly Report 2002. Finally, the Company did not timely deliver the required certifications with respect to the monthly financial information for certain months ending on or before May 31, 2002. The Company subsequently delivered these certifications to the administrative agent.

We are in continuing discussions with the lenders regarding waivers and amendments, as well as alternatives such as an extension to the current forbearance period with respect to all identified defaults. The Company cannot give any assurances that it will be successful in its discussions with the lenders and be able to obtain the requested additional waivers or amendments or an extension to the current forbearance period. If the lenders agree to an extension to the current forbearance period with respect to identified defaults, we cannot give any assurances how long a forbearance period would be agreed to by the lenders. In addition, it is likely that any extension to the current forbearance period agreed to by the lenders could be shortened upon the occurrence of certain events, including the Company’s failure to comply with any new covenants agreed with the lenders, the covenants in Amendment No. 5 and Forbearance, the existence of any other default or event of default under the Amended Senior Credit Facility, the existence of any other default or event of default with respect to the Senior Subordinated Notes, or the notice of possible exercise by the holders of Senior Subordinated Notes of any rights and remedies available under the indenture governing the Senior Subordinated Notes.

If the Company is unable to negotiate further amendment of the Amended Senior Credit Facility with the lenders, or if IFCO Systems is unable to obtain additional financing or new financing, the Company will exceed the borrowing base or be in violation of one or more covenants of the Amended Senior Credit Facility during one or more periods after the date of this report, in addition to the existing defaults and events of defaults set forth in Amendment No. 5 and Forbearance. If the Company’s borrowings under the Amended Revolver exceed the borrowing base as determined by the lenders, IFCO North America is required to prepay the Amended Revolver in an amount equal to the excess. If the Company fails to make a required prepayment, the failure would be a default under the Amended Senior Credit Facility that cannot be cured. The Company is required to give prompt notice to the administrative agent and the lenders of the occurrence of any default. For most violations of covenants, the Company has a period of 30 days after its notice to cure the violation.

If the Company is unable to cure a covenant violation within the specified time period for cure, or if there is a default with no cure period available, and the lenders do not waive the default or appropriately amend the Amended Senior Credit Facility, then there will be an event of default under the Amended Senior Credit Facility. The existence of an extension to the current forbearance period, without further relief granted by the lenders, will only postpone the lenders’ ability to act upon an event of default until the end of the forbearance period.

If an event of default is the result of the commencement of bankruptcy, insolvency, or similar proceedings by or against the Company or one of its subsidiaries, then the lenders’ remedies are immediately in effect. Upon the occurrence of any other event of default, lenders holding more than 50% of the principal amount outstanding under the Amended Senior Credit Facility may require the administrative agent to exercise the lenders’ remedies or consent to the administrative agent’s exercise of the lenders’ remedies. The lenders’ remedies include the ability to immediately terminate the Amended Revolver and declare the aggregate principal amount outstanding under the Amended Term Loan and the Amended Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, IFCO North America would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexposed amounts of the letters of credit. In addition, if the lenders declare the Amended Term Loan and the Amended Revolver immediately due and payable, there will be an event of default under the terms of the indenture governing the Senior Subordinated Notes, which would entitle the trustee or the noteholders to accelerate the payment of principal and interest under the Senior Subordinated Notes.

Senior Subordinated Notes

On March 8, 2000, IFCO Systems issued €200.0 million principal amount of Senior Subordinated Notes in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10.625% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, which commenced September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company’s material subsidiaries. The notes and the guarantees rank behind all of IFCO Systems’ existing and future senior debt, including IFCO Systems’ obligations under the Amended Senior Credit Facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO Systems’ corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

The Company did not make the interest payment of €10.625 million, or approximately $10.4 million (based on exchange rates at August 12, 2002) due on March 15, 2002, with respect to the Senior Subordinated Notes. The Company properly notified the trustee with respect to the Senior Subordinated Notes and the lenders under its Amended Senior Credit Facility of the nonpayment of interest. IFCO Systems took this step in light of the commencement of discussions with the noteholders concerning a consensual reorganization of the Company’s balance sheet to reduce its debt and interest burdens. Under the indenture governing the Senior Subordinated Notes, the Company had 30 calendar days to make the interest payment before an “event of default”‘ under the indenture would have occurred. The Company and its financial advisor then began to explore with the noteholders various options to reduce its total debt burden as well as its interest payment obligations.

Noteholders holding in excess of 70% of the principal amount of the Senior Subordinated Notes subsequently organized as an ad hoc committee for the purpose of negotiating with the Company and engaged legal counsel and financial advisors. The ad hoc committee informed the Company, the trustee, and the Company’s lenders under the Amended Senior Credit Facility that, subject to continuing discussions, the ad hoc committee did not presently intend to take any action to accelerate the Company’s obligations under the Senior Subordinated Notes. On April 16, 2002, the Company publicly announced that, in consultation with the ad hoc committee, it would defer the interest payment as part of the ongoing restructuring discussions. The Company’s senior lenders under our Amended Senior Credit Facility expressed their support of the Company’s efforts towards a consensual restructuring.

After negotiations with the ad hoc committee of noteholders, we reached an agreement in principle on June 27, 2002 to restructure the Senior Subordinated Notes by means of exchanging the Senior Subordinated Notes for ordinary shares in a debt-for-equity swap. The proposed restructuring of the Senior Subordinated Notes agreed in principle between the Company, the ad hoc committee of noteholders, and the Schoeller Group entities, as the Company’s principal shareholders, is subject to the execution of a definitive restructuring agreement, approval by the lenders under our Amended Senior Credit Facility, approval of the requisite number of noteholders, and approval of certain corporate actions by the requisite number of our shareholders.

The ownership interest of our current shareholders will be severely diluted after a successful completion, if any, of the restructuring of our debt. Under the terms of the agreement in principle, our current shareholders will retain 10% of our issued and outstanding ordinary shares immediately following the completion of the restructuring. We expect that our current shareholders will also be issued warrants to acquire additional ordinary shares, which together with the ordinary shares currently owned, will represent up to 35% of our post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan), depending on the future performance of the Company and based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005. Alternatively, the proposed restructuring may be structured so that our current shareholders receive a new class of Class B ordinary shares of the Company (in lieu of the warrant structure described above) equal to 10% of our issued and outstanding ordinary shares immediately following the completion of the restructuring, with our noteholders receiving Class A ordinary shares of the Company equal to 90% of our issued and outstanding ordinary shares immediately following the completion of the restructuring. Depending on the future performance of the Company and based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005, the Class B ordinary shares held by our current shareholders would be convertible into Class A ordinary shares of the Company representing up to 35% of our post-restructuring share capital on a fully-diluted basis (after giving effect to the provision for the issuance of ordinary shares representing 5% of the issued ordinary share capital for a management share incentive plan). As a result, under either alternative, our noteholders would, if the proposed restructuring is completed successfully, control 90% of our issued and outstanding ordinary shares immediately following the restructuring.

Under the terms of the proposed restructuring, the exchange of the Senior Subordinated Notes for our ordinary shares will be implemented through a Dutch Akkoord to equitize the Senior Subordinated Notes in favor of the noteholders and a filing of certain of our U.S. subsidiaries under Chapter 11 of the U.S. Bankruptcy Code. However, if the number of holders of the Senior Subordinated Notes consenting to the exchange exceeds 97% of principal amount of the Senior Subordinated Notes, then the method of implementation of the proposed restructuring shall, as mutually agreed upon between the Company and the ad hoc committee of noteholders, be modified to include a voluntary exchange offer in respect of the Senior Subordinated Notes, in place of the Dutch Akkoord and U.S. Chapter 11 filing.

Implementation of the restructuring of the Senior Subordinated Notes is further subject to the satisfaction of or waiver by the ad hoc committee of certain conditions, including having no material adverse tax consequences for the Company arising from the restructuring. The Company and the ad hoc committee have not yet determined the tax consequences of the restructuring, but the tax consequences could have a material negative impact on the financial position of the Company.

Upon a successful completion, if any, of the restructuring of our debt, our board of directors will be comprised of seven members, three of which would be nominated by our noteholders, three of which will be nominated by the Schoellers, as our principal shareholders, and one of which will be a member of the Company’s management. As a result of this composition, the interests of the Schoellers and our current shareholders generally as now represented on our board of directors will be substantially reduced.

We hope to complete a restructuring based on the agreement in principle reached with the ad hoc committee of noteholders and reach an agreement with our senior lenders that will allow us to restructure our balance sheet to reduce our debt and interest burdens resulting from both our Senior Subordinated Notes and our obligations under the Amended Senior Credit Facility. If we are unable to complete a restructuring agreement with the ad hoc committee, which is acceptable to our senior lenders, at all or in a timely manner, the entire principal amount of all the Senior Subordinated Notes then outstanding plus accrued interest to the date of acceleration may be accelerated and immediately due and payable at the option of the trustee for the Senior Subordinated Notes or the holders of 25% or more of the aggregate principal amount of the Senior Subordinated Notes. In addition, our senior lenders could accelerate and make immediately due and payable the then outstanding principal balance and accrued interest under the Amended Senior Credit Facility. In either event, we would not be able to pay the accelerated amounts due and the senior lenders would then be able to foreclose on our assets that secure the Amended Senior Credit Facility.

Seller Subordinated Note

As part of the purchase price for an asset acquisition in August 2000, an indirect subsidiary of the Company issued a subordinated note in the original principal amount of approximately $6.6 million. In connection with the proposed restructuring of the Company’s debt, and the senior position of both the Amended Senior Credit Facility and Senior Subordinated Notes, the Company determined not to make the payments of principal and interest on the seller subordinated note that were due on April 1 and July 1, 2002 totaling $0.9 million. The note is an unsecured obligation of an indirect subsidiary of the Company, is guaranteed by IFCO North America, and is expressly subordinate to indebtedness under the Senior Credit Facility and the Senior Subordinated Notes. The seller subordinated note accrues interest at the rate of 9% per annum and has an outstanding principal balance of $4.8 million.

The Company has received a default notice from the holder of the seller subordinated note. The seller subordinated note provides, however, for a 180-day standstill in the event of a continuing default under the Company’s senior debt, which is defined to include the Senior Credit Facility and the Senior Subordinated Notes. Accordingly, as a result of the continuing default under the Senior Subordinated Notes, the holder of the seller subordinated note may not exercise any remedy under the note for this 180-day period. The Company and the ad hoc committee of holders of the Senior Subordinated Notes contemplate that the seller subordinated note will either be reduced and repaid under negotiated terms or otherwise discharged in connection with the Company’s proposed debt restructuring.

Receivable Factoring

The Amended Senior Credit Facility permits specified levels of receivable factoring. IFCO GmbH (which later merged into IFCO Europe) and, subsequently, other subsidiaries of IFCO GmbH in Europe, previously entered into factoring agreements under which these European subsidiaries could offer all of their trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the factored receivables. The factoring agent had the right to collect the receivables and bore the collection risk. The factoring agent was required to remit 75% of the factored receivables to these European subsidiaries. The remainder, less the factoring charge, was held in an escrow account and was remitted to these European subsidiaries following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus between 0.80% and 1.25%, or 4.24% to 4.69% as of June 30, 2002. These European subsidiaries factored approximately 40% and 19% of their receivables for the six months ended June 30, 2001 and 2002, respectively. The same companies incurred factoring charges and factoring-related interest charges of $1.7 million and $0.6 million for the six months ended June 30, 2001 and 2002, respectively, which are shown as factoring charges in the accompanying condensed consolidated statements of operations.

The previous factoring agreements for France, Italy, and Spain were terminated effective September 30, 2001, and the previous factoring agreement for Germany was terminated effective January 31, 2002. The Company has satisfied its repayment obligations under all of the previous factoring agreements, except for its obligations under the previous German factoring agreement, which the Company expects to satisfy in full by August 31, 2002.

The Company has subsequently entered into new factoring agreements in France and Spain. Management also intends to replace the old factoring agreements in Germany and Italy and is in preliminary discussions with prospective factoring agents.

Capital Lease Obligations

The Company has entered into leases with unaffiliated third parties principally for RPCs in Europe that are accounted for as capital leases. The RPC capital leases are part of sale-leaseback transactions in which the Company has sold the RPCs to third parties, which then leases them back to the Company. The RPC capital leases cover approximately 8.4 million RPCs as of June 30, 2002. Upon termination of a lease, the RPCs are repurchased by the Company.

5.    NET INCOME (LOSS) PER SHARE

Net income (loss) per share—basic for the three and six months ended June 30, 2001 and 2002 was computed using the weighted average shares. Shares includes shares issued in the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to shareholders of the Company’s Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, the shares issued in conjunction with the asset acquisitions made during the three months ended September 30, 2000 and the shares issued pursuant to the exercise of stock options. The effect of unexercised stock options determined under the treasury method was anti-dilutive and therefore excluded for the three and six months ended June 30, 2001 and 2002.

6.    FOREIGN CURRENCY INCOME (LOSS)

The results of operations for the six months ended June 30, 2001 and June 30, 2002 include a net foreign currency gain (loss) of $24.3 million and $(25.5) million, respectively, resulting from the effect of the change in the exchange rate between the U.S. dollar and the euro during the respective reporting periods on the Company’s euro swingline borrowings on IFCO North America’s books, whose functional currency is the U.S. dollar and the U.S. dollar intercompany receivable on the books of the parent company, whose functional currency is the euro, due from IFCO North America. The results of operations for the six months ended June 30, 2001 and June 30, 2002 also include foreign currency gain (losses) of $5.7 million and $(1.3) million, respectively, resulting from operating transactions between countries with different currencies.

7.    ENVIRONMENTAL MATTERS

In February 1998, a subsidiary of PalEx acquired a steel drum reconditioning company with a facility in Zellwood, Florida as indirect wholly owned subsidiary of IFCO North America (the “Zellwood Subsidiary”). In 1982, Zellwood Subsidiary was notified by EPA and FDEP that they believed that Zellwood Subsidiary might be a potentially responsible party (“PRP”) regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the “Zellwood Site”). The Zellwood Site was designated a “Superfund” environmental clean-up site after FDEP discovered arsenic contamination in a shallow monitoring well adjacent to it. The Zellwood Subsidiary facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that Zellwood Subsidiary and its former shareholders were among approximately 25 entities and individuals identified as PRPs by EPA.

Between March 1990 and July 1996, EPA issued various administrative orders and notices to Zellwood Subsidiary and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2.0 million of EPA’s costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1.0 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $6.1 million. Zellwood Subsidiary and the other PRPs did not agree to EPA’s demands or agree to fund any additional clean-up. In April 1997, EPA issued an order unilaterally withdrawing the previous orders.

On June 12, 1998, a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) (the “Court”) against Zellwood Subsidiary and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-28JGG) (the “Zellwood Suit”). In this lawsuit, EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

Zellwood Subsidiary has maintained comprehensive general liability insurance coverage for over 37 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. Zellwood Subsidiary has notified the insurers that issued such policies of EPA’s claims regarding the Zellwood Site and the commencement of the Zellwood Suit. An insurer under one of such policies has now agreed to pay Zellwood Subsidiary’s legal fees and expenses in defending EPA lawsuit and to reimburse Zellwood Subsidiary for past legal fees and expenses. In addition, the former shareholders of Zellwood Subsidiary have agreed with Zellwood Subsidiary and IFCO North America to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed Zellwood Subsidiary’s and IFCO North America’s insurance recoveries.

Zellwood Subsidiary was successful in negotiating a settlement with EPA with regard to the Zellwood Suit. Zellwood Subsidiary and EPA entered into a settlement agreement in the form of a Consent Decree on September 17, 2001. Pursuant to terms of the Consent Decree, EPA received $3.0 million of insurance proceeds and Zellwood Subsidiary was required to perform certain remedial actions at the Zellwood facility, primarily testing and grounds maintenance for an extended period of time.

In connection with the sale of the Company’s industrial container services operations, the buyer agreed to perform the remedial actions required in the Zellwood settlement agreement with the U.S. government. See Note 3. Although the Company believes the buyer has the financial wherewithal to perform the necessary remedial actions, in the event it does not or cannot perform these actions, the U.S. government may assert claims against Zellwood Subsidiary for the failure to perform these actions.

An indirect subsidiary of the Company was identified as a PRP with respect to the Operating Industries, Inc. site (“OII Site”) in Monterey Park, California. Based on information currently available, the estimated maximum liability of the indirect subsidiary with respect to the OII Site is approximately $0.8 million, determined by the indirect subsidiary’s quantified contribution to the site. In 2001, the Company entered into a settlement with EPA, via a consent judgment, to settle past and future liability for the OII Site. As part of the sale of the Company’s industrial container services operations, the settlement of $0.8 million, which the Company had previously accrued, was delivered in February 2002 to a third party to hold in escrow until final payment was made. See Note 3. The final settlement payment was made from the escrow in early July 2002

8.    RELATED PARTY TRANSACTIONS

The accompanying condensed consolidated balance sheet contains related party accounts receivable and related party accounts payable from the Company’s European RPC supplier, Schoeller Wavin Systems AG or its affiliates (“SWS”), for the sale of broken granulated RPCs. The balance in the related party payable due to SWS, net of the reclassified related party receivable and net of certain offsetting European tax receivables and payables, was $9.0 million as of December 31, 2001 and $4.5 million as of June 30, 2002, and represents the net amount due for RPCs purchased from SWS.

The results of operations for each of the three months ended March 31, 2002, and June 30, 2002 include a charge of $0.2 million for management advisory services, costs and expenses paid to Schoeller Logistics Industries GmbH, a company owned by the Schoeller family. The contract for these services expires in December 2002. There were no similar charges recorded in the comparative three month periods ended March 31, 2001 and June 30, 2001.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange.

Important factors that could cause the Company’s actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

IFCO SYSTEMS N.V.

REPORT OF MANAGEMENT
For the Three and Six Months Ended June 30, 2002

Operating Results

The following table sets forth selected financial data for the three and six months ended June 30, 2002 compared to comparative data for the three and six months ended June 30, 2001. The results of operations for the discontinued industrial container services operations are reflected as income from discontinued operations during the three and six months ended June 30, 2001. The results of operations for the industrial container services business for the three and six months ended June 30, 2002 have been recorded against the accrual for operating losses anticipated until the expected disposal date.

We have modified our business segment reporting by presenting the operating results of our global RPC operations as one business segment. We had previously disclosed certain information for European and Non-European RPC operations separately. These RPC operations are, however, viewed by senior management as one operating segment. Accordingly, the previously reported results of the European and non-European RPC operations for the three and six months ended June 30, 2001 have been consolidated.

Functional currencies in our markets have been converted to U.S. dollars at the weighted average exchange rate during each period presented. The effect of these fluctuations in exchange rates have affected the comparison of the results of operations between periods and are noted in the discussion below.

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2001		2002		2001		2002
	(dollars in thousands)				(dollars in thousands)
Revenues:
—RPCs	$37,288	38.5%	$34,455	35.6%	$75,370	38.1%	$69,980	36.4%
—Pallet services	54,270	56.0	57,321	59.2	108,327	54.8	110,410	57.5
—Pallet pooling	4,784	4.9	5,033	5.2	9,076	4.6	8,988	4.7
—Related party RPC granulate sales	484	0.5	—	0.0	5,033	2.5	2,686	1.4

	96,826	100.0	96,809	100.0	197,806	100.0	192,064	100.0
Cost of sales:
—RPCs	31,899	32.9	32,027	33.1	63,232	32.0	63,033	32.8
—Pallet services	44,541	46.0	47,537	49.1	87,597	44.3	91,603	47.7
—Pallet pooling	3,322	3.4	3,782	3.9	6,493	3.3	7,370	3.8
—Related party RPC granulate cost of sales	484	0.5	—	—	5,033	2.5	2,686	1.4

	80,246	82.9	83,346	86.1	162,355	82.1	164,692	85.7
Total gross profit	16,580	17.1	13,463	13.9	35,451	17.9	27,372	14.3
Selling, general and administrative expenses, excluding corporate expenses	14,634	15.1	11,530	11.9	31,106	15.7	23,005	12.0
Amortization of goodwill and other intangible assets	1,472	1.5	10	0.0	3,449	1.7	27	0.0
Other operating income, net	(905)	(0.9)	(821)	(0.8)	(941)	(0.5)	(1,197)	(0.6)

Income from operations before corporate expenses	1,379	1.4	2,744	2.8	1,837	0.9	5,537	2.9
Corporate expenses	730	0.8	1,227	1.3	1,443	0.7	2,327	1.2

(Loss) income from operations	649	0.7	1,517	1.6	394	0.2	3,210	1.7
Interest costs, net	(7,829)	(8.1)	(8,535)	(8.8)	(15,923)	(8.0)	(17,142)	(8.9)
Factoring charges	(785)	(0.8)	(298)	(0.3)	(1,728)	(0.9)	(649)	(0.3)
Foreign currency gains (losses)	10,513	10.9	(31,156)	(32.2)	29,988	15.2	(26,759)	(13.9)
Other (expenses) income, net	468	0.5	(112)	(0.1)	710	0.4	(167)	(0.1)
Income tax provision	(56)	(0.1)	(18)	(0.0)	(116)	(0.1)	(29)	(0.0)
Income from equity entities, net	62	0.1	34	0.0	62	0.0	38	0.0

Income (loss) from continuing operations	3,022	3.1	(38,568)	(39.8)	13,387	6.8	(41,498)	(21.6)
Income from discontinued operations	(36)	(0.0)	—	—	1,066	0.5	—	—

Net income (loss)	$2,986	3.1%	(38,568)	(39.8)%	$14,453	7.3%	$(41,498)	(21.6)%

Revenues

Consolidated revenues were flat at $96.8 million for each of the three months ended June 30, 2002 and June 30, 2001. Consolidated revenues decreased $5.7 million, or 2.9%, to $192.1 million for the six months ended June 30, 2002 from $197.8 million for the six months ended June 30, 2001.

Revenues for the three months ended June 30, 2001 include $1.1 million of revenues from IFCO Argentina S.A. (“IFCO Argentina”), an operating unit which was consolidated in the condensed statement of operations for the three months ended June 30, 2001, but which was deconsolidated for the three months ended June 30, 2002, and $0.3 million of revenues related to a subsidiary that provided logistic services to third parties (“ILS”), which was closed during the three months ended June 30, 2001. Revenues for the six months ended June 30, 2001 include $2.2 million of revenues from IFCO Argentina, and $1.6 million of revenues related to ILS.

Related party granulate sales in Europe were $0.5 million for the three months ended June 30, 2001. Related party granulate sales in Europe were $5.0 million and $2.7 million for the six months ended June 30, 2001 and June 30, 2002, respectively. Related party RPC granulate sales are the result of the sales of broken RPCs to the Company’s related party supplier of RPCs, which uses the RPC granulate in the RPC manufacturing process. In connection with the RPC replacement and upgrade program discussed below, beginning in the second quarter of 2002, granulate is no longer sold to the Company’s related party supplier, SWS, for a guaranteed repurchase price and, therefore, will no longer be included in revenues. Instead, the Company now transfers old RPCs to SWS and only pays for production costs and other incidental acquisition costs for the new generation RPCs.

Excluding revenues from IFCO Argentina, ILS, and sales of granulate from reported consolidated revenues, consolidated revenues increased $1.9 million, or 2.0%, to $96.8 million for the three months ended June 30, 2002 from $94.9 million for the three months ended June 30, 2001. Excluding revenues from IFCO Argentina, ILS, and sales of granulate from reported consolidated revenues, revenues decreased $0.5 million, or 0.3%, to $188.9 million for the six months ended June 30, 2002 from $189.4 million for the six months ended June 30, 2001.

RPC Operations.    Net revenues from RPC operations decreased $2.8 million, or 7.6%, to $34.5 million for the three months ended June 30, 2002 compared to $37.3 million for the three months ended June 30, 2001. Excluding revenues from IFCO Argentina and ILS from reported RPC revenues, revenues decreased $1.4 million, or 3.9%, to $34.5 million for the three months ended June 30, 2002 from $35.9 million for the three months ended June 30, 2001.

Net revenues from the RPC operations decreased $5.4 million, or 7.2%, to $70.0 million for the six months ended June 30, 2002 compared to $75.3 million for the six months ended June 30, 2001. Excluding revenues from IFCO Argentina and ILS from reported RPC revenues, revenues decreased $3.5 million, or 4.8%, to $70.0 million for the six months ended June 30, 2002 from $73.5 million for the six months ended June 30, 2001.

For the three months ended June 30, 2002 and June 30, 2001, the RPC business segment made approximately 55.2 million and 61.0 million trips, respectively, a decrease of 9.5%. For the first six months of 2002 and 2001, our RPCs made approximately 113.9 million and 123.0 million trips, respectively, a decrease of 7.4%. The reduced number of trips, partially offset by higher per trip revenues, led to reduced revenues for the three and six months ended June 30, 2002, as compared to the three and six months ended June 30, 2001. Our global RPC pool level at June 30, 2002 had increased slightly to 70.0 million RPCs compared to 69.8 million RPCs at June 30, 2001, but was 1.4 million RPCs lower than as of March 31, 2002. The following table sets forth selected RPC trip data for the three and six months ended June 30, 2002 compared to comparative data for the three and six months ended June 30, 2001.

	For the Three Months Ended June 30,				For the Six Months Ended June 30, (1)
	2001	2002	Variance	Percent Variance	2001	2002	Variance	Percent Variance
	(in thousands of trips)				(in thousands of trips)
Number of RPC trips	61,000	55,200	(5,800)	(9.5)%	123,000	113,900	(9,100)	(7.4)%

(1)
The number of trips reported in our First Quarterly Report 2002 for the first three months of 2002 was incorrectly stated due to a clerical error. The correct number, which is reflected in the number of trips for the six months ended June 30, 2002, was 58.7 million. No other reported amounts were affected.

The decreases in both periods are principally due to uncertainties regarding the Company’s liquidity during its debt restructuring. See Note 4 to condensed consolidated financial statements.

Pallet Services Operations.    Pallet services revenues increased $3.0 million, or 5.6%, to $57.3 million for the three months ended June 30, 2002 from $54.3 million for the three months ended June 30, 2001. Pallet services revenues increased $2.1 million, or 1.9%, to $110.4 million for the six months ended June 30, 2002 from $108.3 million for the six months ended June 30, 2001. The increases in both periods are principally a result of higher revenues in the Company’s crating division. Revenues from sales of recycled pallets were relatively flat in both comparative periods, with higher unit volumes offset by lower average per unit prices.

Pallet Pooling Operations.    Revenues for pallet pooling operations increased $0.3 million, or 5.2%, to $5.0 million for the three months ended June 30, 2002 from $4.8 million for the three months ended June 30, 2001. Revenues for pallet pooling operations decreased $0.1 million, or 1.0%, to $9.0 million for the six months ended June 30, 2002 from $9.1 million for the six months ended June 30, 2001.

Cost of Sales and Gross Profit

Consolidated cost of sales increased $3.1 million, or 3.9%, to $83.3 million for the three months ended June 30, 2002 compared from $80.2 million for the three months ended June 30, 2001. Gross profit as a percentage of revenues decreased to 13.9% for the three months ended June 30, 2002 from 17.1% for the three months ended June 30, 2001.

Consolidated cost of sales increased $2.3 million, or 1.4%, to $164.7 million for the six months ended June 30, 2002 compared from $162.4 million for the six months ended June 30, 2001. Gross profit as a percentage of revenues decreased to 14.3% for the six months ended June 30, 2002 from 17.9% for the six months ended June 30, 2001. Gross profit as a percentage of revenues was 14.6% for the three months ended March 31, 2002 and 13.9% for the three months ended June 30, 2002.

RPC Operations.    Cost of sales increased slightly by $0.1 million to $32.0 million for the three months ended June 30, 2002 compared to $31.9 million for the three months ended June 30, 2001. Excluding costs of sales from IFCO Argentina and ILS from reported results, RPC cost of sales, which includes depreciation of the RPCs, increased $1.1 million, or 3.9%, to $32.0 million for the three months ended June 30, 2002 from $30.8 million for the three months ended June 30, 2001. Gross profit as a percentage of related revenues decreased to 7.2% for the three months ended June 30, 2002 from 14.5% for the three months ended June 30, 2001. Excluding costs of sales from IFCO Argentina and ILS from reported results, gross profit as a percentage of related revenues decreased to 7.2% for the three months ended June 30, 2002 from 14.2% for the three months ended June 30, 2001.

Cost of sales decreased $0.2 million, or 0.3%, to $65.7 million for the six months ended June 30, 2002 compared to $63.2 million for the six months ended June 30, 2001. Excluding costs of sales from IFCO Argentina and ILS from reported results, RPC cost of sales, which includes depreciation of the RPCs, increased $3.4 million, or 5.7%, to $63.0 million for the six months ended June 30, 2002 from $59.6 million for the six months ended June 30, 2001. Gross profit as a percentage of related revenues decreased to 9.6% for the six months ended June 30, 2002 from 15.1% for the six months ended June 30, 2001. Excluding costs of sales from IFCO Argentina and ILS from reported results, gross profit as a percentage of related revenues decreased to 9.9% for the six months ended June 30, 2002 from 16.6% for the six months ended June 30, 2001.

Pallet Services Operations.    Cost of sales increased $3.0 million, or 6.7%, to $47.5 million for the three months ended June 30, 2002 compared to $44.5 million for the three months ended June 30, 2001. Gross profit as a percentage of related revenues decreased to 17.1% for the three months ended June 30, 2002 from 17.9% for the three months ended June 30, 2001.

Cost of sales increased $4.0 million, or 4.6%, to $91.6 million for the six months ended June 30, 2002 compared to $87.6 million for the six months ended June 30, 2001. Gross profit as a percentage of related revenues decreased to 17.0% for the six months ended June 30, 2002 from 19.1% for the six months ended June 30, 2001.

The decrease in gross profit percentage was primarily attributable to a reduction in per unit prices due to an oversupply of pallets in the North America economy, which negatively affected the last half of 2001 and, to a a lesser extent, the first six months of 2002. Additionally, the Company experienced increased labor costs associated with the rollout of a large back-dock services program.

Pallet Pooling Operations.    Cost of sales increased $0.5 million, or 13.8%, to $3.8 million for the three months ended June 30, 2002 compared to $3.3 million for the three months ended June 30, 2001. Gross profit as a percentage of related revenues decreased to 24.9% for the three months ended June 30, 2002 from 30.6% for the three months ended June 30, 2001.

Cost of sales increased $0.9 million, or 13.5%, to $7.4 million for the six months ended June 30, 2002 compared to $6.5 million for the six months ended June 30, 2001. Gross profit as a percentage of related revenues decreased to 18.0% for the six months ended June 30, 2002 from 28.5% for the six months ended June 30, 2001. Gross profit margin declined principally due to the costs required to shut down one of the Company’s automated pallet repair lines.

RPC Replacement and Upgrade Program.    During 2001, the Company began a replacement and upgrade program and entered into a term sheet modifying the existing supply agreement from 1997 with its related party supplier, SWS, for the purpose of replacing the majority of its European RPC pool beginning in Fall 2001. The Company plans to transfer RPCs to SWS over a four- to five-year period and pay a production fee, and incur incidental acquisition costs, in exchange for new generation RPCs produced by SWS. The Company also developed a plan in 2001 to replace the majority of its U.S. RPC pool beginning in late 2002 under similar terms. The Company records the new generation RPCs at a cost basis of the salvage value of RPCs transferred to SWS plus the production costs paid to SWS and other incidental acquisition costs incurred by the Company. The Company believes that the new RPCs will be more durable and of better quality than the existing RPCs.

The replacement program and supply agreement negotiations between the Company and SWS were ongoing throughout 2001. Final negotiation of timing and completion of the majority of the RPC pool replacement and pricing terms was completed and terms agreed upon in December 2001. Based on the negotiated timeframe of the replacement program, the Company performed an analysis of the useful lives of the existing RPC pools. The Company has differentiated between the old RPC pool that existed prior to the replacement program and the new RPC pool that will include the replacement, new generation RPCs.

In connection with the replacement program, the Company reduced the remaining useful life of the existing European RPC pool to a weighted average life of two years, based on the Company’s estimate of the timing of the RPC replacement program. Similarly, the Company reduced the remaining useful life of the existing U.S. RPC pool to a weighted average life of three years. The Company also adjusted the salvage value of the existing RPC pools to reflect the pricing terms of the replacement program. The salvage value is now based on the cost of plastic raw materials under an average market price index. The salvage value was formerly based on a guaranteed consideration price from SWS, but the guaranteed consideration price was removed as part of the replacement program negotiations.

Operational Selling, General and Administrative Expenses

Selling, general and administrative expenses from continuing operations, excluding corporate expenses, decreased $3.1 million, or 21.2%, to $11.5 million for the three months ended June 30, 2002 compared to $14.6 million for the three months ended June 30, 2001. Selling, general and administrative expenses from continuing operations, excluding corporate expenses, decreased $8.1 million, or 26.0%, to $23.0 million for the six months ended June 30, 2002 compared to $31.1 million for the six months ended June 30, 2001. These decreases reflect the effect of lower administrative headcounts, lower professional fees, and continuing aggressive management of all selling, general and administrative expenses.

Other Items

Amortization of Goodwill and Other Intangible Assets.    Amortization of goodwill and other intangible assets decreased to $10,000 and $27,000 for the three and six months ended June 30, 2002 compared to $1.5 million and $3.5 million for the three and six months ended June 30, 2001. The decrease was principally attributable to the adoption of SFAS No. 142. See Note 1 to condensed consolidated financial statements.

Corporate Expenses.    Corporate expenses, which includes costs of the Company’s global headquarters, increased $0.5 million to $1.2 million for the three months ended June 30, 2002 compared to $0.7 million for the three months ended June 30, 2001. Corporate expenses increased $0.9 million to $2.3 million for the six months ended June 30, 2002 compared to $1.4 million for the six months ended June 30, 2001. Effective January 1, 2002, the Company began allocating overhead related to the Company’s North American operations to the individual business units in North America based on their relative revenues. These costs had previously been included in corporate expenses. For comparative purposes, the Company has made a similar allocation of North American overhead costs to the individual business units for the three and six months ended June 30, 2001. The increase in corporate expenses during the three and six months ended June 30, 2002 over the comparative periods ended June 30, 2001 resulted from the Company recording $0.2 million in related party management fees in each of the three month periods ended March 31, 2002 and June 30, 2002, whereas no related party management fees were recorded during the three months ended March 31, 2001 and June 30, 2001. Additionally, the Company incurred $0.3 million in fees associated with its debt restructuring during the six months ended June 30, 2002. See Note 4 to condensed consolidated financial statements.

Net Interest Costs.    Our interest expense, net of factoring-related interest charges, increased by $0.7 million to $8.5 million for the three months ended June 30, 2002 compared to $7.8 million for the three months ended June 30, 2001. Our interest expense, net of factoring-related interest charges, increased by $1.2 million to $17.1 million for the six months ended June 30, 2002 compared to $15.9 million for the six months ended June 30, 2001. The increase in both periods was due to higher interest rates imposed on outstanding balances under our Senior Credit Facility as a result of certain defaults. See Note 4 to condensed consolidated financial statements. The increase is also a result of the accelerated amortization of deferred financing costs during the three and six months ended June 30, 2002, which is being amortized over the adjusted maturity of the Amended Senior Credit Facility through 2003. Net interests cost for the three months ended June 30, 2002, includes an accrual of €5.3 million (or approximately $4.9 million and based on average exchange rates during the three months ended June 30, 2002) and includes an accrual of €10.6 million for the six months ended June 30, 2002 (or approximately $9.7 million based on average exchange rates during the six months ended June 30, 2002) for interest due under the Senior Subordinated Notes.

Foreign Currency Income (Loss).    Our foreign currency income (loss) decreased from a gain of $10.5 million and $30.0 million for the three and six months ended June 30, 2001, respectively, to a loss of $31.1 million and $26.8 million for the three and six months ended June 30, 2002, respectively, due to the change in the exchange rates between the U.S. dollar and the euro. See Note 6 to condensed consolidated financial statements.

Income From Discontinued Operations.    As described in Note 3 to condensed consolidated financial statements, for comparative purposes, the results of the industrial container services operations have been reflected in income from discontinued operations in the accompanying condensed consolidated statement of operations for the three months ended June 30, 2001. The results of operations for the industrial container services business for the three and six months ended June 30, 2002 have been recorded against the accrual for operating losses anticipated until the expected disposal date.

Net Income (Loss)

As a result of the foregoing, the Company’s net income (loss) decreased from $3.0 million for the three months ended June 30, 2001 to $(38.6) million for the three months ended June 30, 2002 and decreased from $14.5 million for the six months ended June 30, 2001 to $ (41.5) million for the six months ended June 30, 2002.

Impact of Inflation

The results of our operations for the periods discussed have not been materially affected by inflation.

Seasonality

Our RPC revenues vary depending on the fruit and vegetable harvesting season in different countries. Historically, a higher portion of our sales and operating income from RPCs has been recognized in the fourth quarter than in the first quarter, which has historically been the weakest quarter. Revenues in Germany, France, and the United States are highest in summer and fall. Revenues in Southern Europe reach a peak late in fall and throughout winter. Seasonality also has an influence on pricing, as transportation costs incurred during the winter to transport our RPCs from warmer countries in Southern Europe are higher than the costs to transport the RPCs from closer locations in Central Europe. We accordingly charge customers in these Southern European countries higher usage fees.

The pallet services business is subject to two major seasonal business changes during a typical year. These two seasonal shifts occur at the beginning of each year and during the summer months.

At the beginning of each year, retailers, who are our primary suppliers of pallet cores, purge their systems of excess pallets. The timing of this purge is related to the end of the holiday season in the fourth quarter when retailers generally have their lowest inventory levels of the products that they sell. Our pallet demand does not rise during this period-often the first quarter is the second slowest quarter of the year, so we generally have a build-up of pallet cores in the first quarter. This build-up is needed to accommodate the demand that typically exceeds the pallet core supply during the second quarter of each year.

The second major seasonal shift occurs during the summer months. Pallet demand is usually much lower due to the end of the produce season in Florida and South Texas. In addition, some of our customers close their manufacturing facilities to allow for employees to take vacations and their maintenance groups to perform major repairs and upgrades. This is particularly true in our wood crate business that primarily services the lawn and garden industry. Instead of closing their plants, some of our customers run a slower schedule to allow for their employee vacations. Typically, July is the slowest month of the year.

Research and Development; Technology Initiatives

The growth of our RPC operations reflects a history of devotion to product and systems innovations and creativity, and is a core value of the Company. Our research and development activities occur in tandem with our marketing efforts. We strive to lead as well as support the materials handling marketplace with new products and services while simultaneously expanding both markets and geographic coverage with our products and materials handling services. As the marketplace requires, we will strive to add new services and materials handling products to our existing product and service offerings.

We are engaged in ongoing product improvement efforts with our RPC suppliers to make our RPCs more durable and handling-efficient with a lower cost per trip and to develop new products. These research and development efforts are conducted by our suppliers pursuant to the terms of the applicable supply agreements and do not involve separate research and development expenditures. Our supply agreements are described in our 2001 Annual Report.

Cash Flow

Our sources of cash, to the extent they originate in different countries where we operate, are not restricted as to their movement from country to country. Our cash requirements generally follow the seasonality of our revenue generation. In addition, our RPC operations require cash, generally in the spring, for refund of RPC deposits.

Operating activities provided $6.8 million in cash for the six months ended June 30, 2002 compared to a net use of $16.4 million for the six months ended June 30, 2001.This improvement was principally the result of reduced selling, general and administrative expenses and of reduced investment in inventory and accounts receivable as compared to the six months ended June 30, 2001.

Net cash provided by (used in) investing activities was $29.8 million for the six months ended June 30, 2002, compared to $(13.3) million for the six months ended June 30, 2001. The principal source of cash provided by investing activities was the net proceeds from the sale of the industrial container services operations in February 2002. The Company’s capital expenditures decreased by 39.0% to $9.4 million for the six months ended June 30, 2002 from $15.4 million for the six months ended March 31, 2001, as a result of the Company’s aggressive cash management initiatives.

Net cash provided by (used in) financing activities decreased to $(29.5) million for the six months ended June 30, 2002 from $29.6 million for the six months ended June 30, 2001. The Company used a significant portion of the proceeds from the sale of the industrial container operations division to reduce its liabilities under the Senior Credit Facility. See Note 4 to condensed consolidated statements.

As a result of the foregoing, cash and cash equivalents increased $7.3 million to $19.2 million at June 30, 2002 from $11.9 million at December 31, 2001.

Liquidity

Our sources of cash liquidity include cash from operations and amounts available under the Amended Senior Credit Facility. These sources are not currently sufficient to finance our capital requirements. We have had recurring operating losses and a recurring net cash deficit from operating activities, although we have had positive net cash flows from operating activities during the six months ended June 30, 2002. Currently, we are in default with respect to an interest payment on our Senior Subordinated Notes and in violation of certain covenants of the Amended Senior Credit Facility. We are in the process of restructuring our Senior Subordinated Notes and attempting to amend the Amended Senior Credit Facility. Additionally, as a result of the level of the outstanding borrowings, borrowing base limitations, and existing covenant violations, the Company had little or no additional borrowing availability under the Amended Revolver and Amended Senior Credit Facility as of June 30, 2002 and in the second quarter of 2002. These circumstances raise significant uncertainties regarding future financing.

Although it is our intent to enter into discussions with the lenders under the Amended Senior Credit Facility with respect to possible amendments of the facility, we cannot assure you that we will be successful in obtaining any amendments at all or that would improve our cash liquidity. Accordingly, we are focused on improving revenues in all business segments, including concentration on local businesses in Southern Europe in order to increase turns in the European RPC pool and the introduction of a national sales program in order to provide services to national accounts and thereby increase sales. We recognize that our ability to increase revenues is somewhat constricted by any limitations on our ability to make necessary capital expenditures. We are also concentrating on improvement of our cash flows from operating activities in several key areas. The proposed restructuring of our Senior Subordinated Notes is intended to reduce our interest burden. We are continuing our efforts to cut costs significantly, both in European and North American Operations. Although we believe we made substantial progress in this area in 2001, through the implementation of more effective internal processes with fewer personnel and outsourced costs, the integration of processes in North America, and additional logistic and washing cost efficiencies in Europe, we believe that there is still room for improvement in each of these areas. In 2001 and the first six months of 2002, we had significant events, such as (1) the $70.1 million impairment charge on property, plant and equipment in 2001, (2) the deposit of approximately $3.5 million with European retailers in 2002 to provide them additional comfort regarding the repayment of RPC deposits that are owed to retailers as part of the round-trip system, and (3) the payment of approximately $2.0 million in the first six months of 2002 for professional fees in connection with our debt-for-equity swap with respect to our Senior Subordinated Notes. We do not anticipate that these items will be recurring in 2002 or the second half of 2002, as applicable. As a result of these initiatives and changed circumstances, we expect to achieve successful operations and that operating cash flows will improve to levels sufficient to meet operating needs, including interest payments on our remaining debt, and we also expect incremental borrowing to be minimal. We cannot, however, assure you that we will be able to achieve these objectives.

Our current level of profitability and cash flow may limit our ability to attract new sources of equity capital that would be favorable to the Company’s current shareholders. Any inability to complete a restructuring of our debt as described above will have a material adverse effect on the Company’s ability to operate and our results of operations during the remainder of 2002. Any possible inability to generate sufficient cash from operations, lack of availability under the Amended Senior Credit Facility, or the absence of other sources of debt or equity capital borrowing may have a material adverse affect on the Company’s ability to operate and our results of operations for the remainder of 2002.

We are also pursuing additional financing, including additional sources of equity, sale-leaseback financing, additional sales of assets, and increased receivables factoring. We cannot, however, give any assurances that we will be able to obtain additional financing, that any additional financing will be on terms that are as favorable to us as our existing debt, or that sufficient cash will be provided by operations. If we fail to obtain additional financing, we fail to obtain any new financing on terms that are materially less favorable than those of our existing debt, or if sufficient cash is not provided by operations, any of these occurrences, or any combination of them, could have a material adverse effect on our results of operations and financial condition.

For a more thorough discussion of the indebtedness of the Company, please see Note 4 to condensed consolidated financial statements.

Financial Risk

The functional currency of the Company’s European operations and the parent company is the euro. The Company’s reporting currency is the U.S. dollar. Accordingly, our results of operations will be affected during those periods where there is significant fluctuation in the exchange ratio between the euro and the U.S. dollar.

The Company has entered into a contract with its sole related-party supplier of RPCs in Europe and in North America. This contract protects the Company against significant increases in the cost of granulate, the primary ingredient used in the manufacture of RPCs to the extent we recycle existing RPCs for new generation RPCs. To the extent we instead purchase new generation RPCs made from new, virgin material, we will be exposed to increases in the cost of new granulate.

The Company’s pallet recycling and drum reconditioning segments in North America are subject to cost fluctuations of used pallets and reconditionable drums created by the relationship between the supply and demand of these materials. Such cost fluctuations in the past have either had no material effect on the results of operations or have been passed on to our customers through price changes.

Employees

The Company employed 3,181 people in its continuing operations at June 30, 2002, compared to 3,293 at June 30, 2001, a reduction of 112, or 3.4%.

Directors and Senior Management

Our directors and senior management are as follows:

Name	Position
Martin A. Schoeller	Co-Chairman and Director
Christoph Schoeller	Co-Chairman and Director
Cornelius Geber	Director
Sam W. Humphreys	Director
Eckhard Pfeiffer	Director
Karl Pohler	Director and Chief Executive Officer
Michael W. Nimtsch	Senior Executive Vice President and Chief Financial Officer
Wolfgang Orgeldinger	Chief Operating Officer

SIGNATURE

The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 30, 2002.

IFCO SYSTEMS N.V.

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer